Filed Pursuant to Rule 433

Registration No: 333-134553

Preliminary Terms and Conditions, June 13, 2007	Telephone: +1 212 528 1009

Crude Oil-Linked
Single Barrier Synthetic Bearish Reverse Convertible Notes
Non-Principal Protected

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc. (A1/A+/A+)
Issue Size:	[ $5,000,000 ]
CUSIP:	[ ]
Trade Date:	[ ]
Issue Date:	Trade Date plus [5] Business Days
Valuation Date:

5 Exchange Business Days prior to the Maturity Date; provided that, if a Disruption Event is in effect on the scheduled Valuation Date, the Valuation Date may be postponed (as described below under “Disruption Events”)

Maturity Date:	Issue Date plus [three] months, or if such date is not a Business Day, subject to adjustment in accordance with the Business Day Convention
Issue Price:	100.0%
Crude Oil:	Light sweet crude oil
Crude Oil Contract:	The first nearby month Crude Oil futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) traded on the Relevant Exchange.
Crude Oil Price:

The official settlement price of the Crude Oil Contract, expressed as the U.S. dollar price per barrel of Crude Oil, as made public by the Relevant Exchange (subject to the occurrence of a Disruption Event).

Redemption Amount:

A single U.S. dollar payment on the Maturity Date equal to (a) the principal amount of the notes plus (b) the Fixed Return minus (c) if Crude OilREF is equal to or greater than the Upper Barrier on any Exchange Business Day during the Observation Period, the Principal

Adjustment Amount.

The notes are not principal protected, even if held to maturity.  If Crude OilREF is greater than or equal to the Upper Barrier on any Exchange Business Day during the Observation Period, the Principal Adjustment Amount will be subtracted from the sum of the principal amount of the notes and the Fixed Return.  The Principal Adjustment Amount may be positive, and will in no event be less than zero.  To the extent the Principal Adjustment Amount is greater than [2.5]% times the principal amount of the notes, the Redemption Amount per note will be less than, and may be substantially less than, the principal amount invested.

Fixed Return:

An amount equal to the principal amount of the notes multiplied by [2.5]%, rounded to the nearest whole cent.

In the case of Non-U.S. holders, Lehman Brothers Holdings Inc. intends to withhold in an amount equal to 30% of the Fixed Return.  See “United States Federal Income Tax Treatment” below.

Principal Adjustment Amount:

An amount equal to the principal amount of the notes multiplied by the greater of (a) the Crude Oil Return, and (b) 0%, rounded to the nearest whole cent.

The Principal Adjustment Amount, if applicable, will in no event be less than zero, and will be positive if the Final Crude Oil Price is greater than the Crude Oil Strike.

Observation Period:	From and including the Trade Date to and including the Valuation Date.
Crude OilREF:	For any Exchange Business Day within the Observation Period, the Crude Oil Price on such Exchange Business Day. Crude OilREF on the Valuation Date shall equal the Final Crude Oil Price.
Upper Barrier:	[ $TBD ] (equal to the Crude Oil Strike * [125]%)
Crude Oil Strike	[ $TBD ] (equal to the Crude Oil Price on the Trade Date)
Final Crude Oil Price:	The Crude Oil Price on the Valuation Date
Crude Oil Return:	Final Crude Oil Price – Crude Oil Strike
Crude Oil Strike
Relevant Exchange

The NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc., or its successor; or, if NYMEX is no longer the principal exchange or trading market for Crude Oil options or futures contracts, such other exchange or principal trading market for Crude Oil as determined in good faith by the Calculation Agent which serves as the source of prices for Crude Oil, and any principal exchanges where options or futures contracts on Crude Oil are traded.

Disruption Events:

If Crude OilREF is greater than the Upper Barrier on any Exchange Business Day during the Observation Period and, on the scheduled Valuation Date, a Disruption Event identified in clauses (A), (B) or (C) below has occurred or is in effect, the Valuation Date will be postponed to, and the Calculation Agent will determine the Final Crude Oil Price on, the first Exchange Business Day succeeding the scheduled Valuation Date on which no Disruption Event is occurring; provided that if a Disruption Event is occurring on each of the three scheduled Exchange Business Days succeeding the scheduled Valuation Date, such third scheduled Exchange Business Day shall be deemed the Valuation Date and the Calculation Agent will determine the Final Crude Oil Price on such day in its sole and absolute discretion, taking into account the latest available quotation for the settlement price of the Crude Oil Contract and any other information that in good faith it deems relevant.   If Crude

OilREF is greater than the Upper Barrier on any Exchange Business Day during the Observation Period and, on the scheduled Valuation Date, a Disruption Event identified in clauses (D) or (E) below is in effect, the Calculation Agent will determine the Final Crude Oil Price on the scheduled Valuation Date in its sole and absolute discretion taking into account the latest available quotation for the Crude Oil Price and any other information that in good faith it deems relevant.

If a Disruption Event identified in clauses (A), (B) or (C) below has occurred or is in effect on any Exchange Business Day during the Observation Period, Crude OilREF for such Exchange Business Day will be the Crude Oil Price on the immediately preceding Exchange Business Day on which such Disruption Event was not in effect; provided that, if the Disruption Event is continuing for five or more consecutive Exchange Business Days (measured from and including the first Exchange Business Day on which the Disruption Event occurred or was in effect), the Calculation Agent will determine Crude OilREF on the sixth consecutive Exchange Business Day, and for each consecutive Exchange Business Day thereafter, in its sole and absolute discretion taking into account the latest available quotation for the Crude Oil Price and any other information that in good faith it deems relevant.  If a Disruption Event identified in clauses (D) or (E) below has occurred or is in effect on any Exchange Business Day during the Observation Period, the Calculation Agent will determine Crude OilREF for such Exchange Business Day in its sole and absolute discretion taking into account the latest available quotation for the Crude Oil Price and any other information that in good faith it deems relevant.

A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

(A)          the suspension of or material limitation on trading in the Crude Oil Contract or Crude Oil, or futures contracts or options related to the Crude Oil Contract or Crude Oil, on the Relevant Exchange;

(B)          either (i) the failure of trading to commence, or permanent discontinuance of trading, in the Crude Oil Contract or Crude Oil, or futures contracts or options related to the Crude Oil Contract or Crude Oil, on the Relevant Exchange, or (ii) the disappearance of, or of trading in, Crude Oil;

(C)          the failure of the Relevant Exchange to publish the official daily settlement price for that day for the Crude Oil Contract (or the information necessary for determining the settlement price);

(D)          the occurrence since the Trade Date of a material change in the content, composition, or constitution of Crude Oil or the Crude Oil Contract; or

(E)           the occurrence since the Trade Date of a material change in the formula for or the method of calculating the settlement price of the Crude Oil Contract.

For the purpose of determining whether a Disruption Event has occurred:

(1)           a limitation on the hours in a trading day and/or number of days of trading will not constitute a Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange;

(2)           a suspension in trading on the Relevant Exchange (without taking into account any extended or after-hours trading session), in the Crude Oil Contract, by reason of a price change reflecting the maximum permitted price change from the previous trading day’s settlement price will constitute a Disruption Event; and

(3)           a suspension of or material limitation on trading on the Relevant Exchange will not include any time when the Relevant Exchange is closed for trading under ordinary circumstances.

Exchange Business Day

A day, as determined by the Calculation Agent, on which the Relevant Exchange is scheduled to be (or, but for the occurrence of a Disruption Event, would have been) open for trading during its regular trading session (notwithstanding the Relevant Exchange closing prior to its scheduled closing time).
Business Days	New York
Business Day Convention	Following
Underwriter:	Lehman Brothers Inc.
Calculation Agent	Lehman Brothers Commodity Services Inc.
Denomination:	US$1,000 and integral multiples of US$1,000
Issue Type:	US MTN

Risk Factors

An investment in the notes is subject to risks associated with the performance of the price of light sweet crude oil

The notes are not principal protected, even if held to maturity, and the return on the notes at maturity (including the return of principal invested) is dependent on the performance of Crude Oil, including whether the Principal Adjustment Amount is greater than zero on the Maturity Date.

If Crude OilREF is below the Upper Barrier on each Exchange Business Day during the Observation Period, the Redemption Amount will equal the principal amount of the notes plus the Fixed Return, regardless of the level of the Final Crude Oil Price relative to the Crude Oil Strike.

If, however, Crude OilREF is greater than or equal to the Upper Barrier on any Exchange Business Day during the Observation Period, your Redemption Amount on the notes will equal the principal amount you hold plus the Fixed Return minus the Principal Adjustment Amount, which Principal Adjustment Amount may be positive, and will in no event be less than zero.  If Crude OilREF is equal to or greater than the Upper Barrier on any Exchange Business Day during the Observation Period and the Final Crude Oil Price is greater than the Crude Oil Strike, the Principal Adjustment Amount will be a positive amount equal to the principal amount of the notes times the percentage appreciation in the Final Crude Oil Price relative to the Crude Oil Strike. Given that any positive Principal Adjustment Amount will decrease the Redemption Amount otherwise payable at maturity, to the extent the Principal Adjustment Amount more than offsets the Fixed Return (i.e., the Principal Adjustment Amount is greater than [2.5]%), the Redemption Amount will be less than, and potentially substantially less than, the principal amount of the notes.  If the Final Crude Oil Price is less than or equal to the Crude Oil Strike, the Principal Adjustment Amount will be zero; however, because the Upper Barrier is equal to [125]% of the Crude Oil Strike (i.e., in order for, Crude OilREF to equal or be greater than the Upper Barrier, it would need to appreciate by more than [25]% relative to the Crude Oil Strike), the Final Crude Oil Price would need to depreciate substantially as of or subsequent to the day on which Crude OilREF equalled or was greater than the Upper Barrier in order for the Principal Adjustment Amount to not be a positive amount.

The price of Crude Oil is primarily affected by the global demand for and supply of Crude Oil. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of Crude Oil. Crude Oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for Crude Oil are affected by actual and anticipated political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for Crude Oil may increase or decrease depending on many factors. These include production decisions by the Organization of Oil and Petroleum Exporting Countries and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. A decrease in the price of any of these commodities may have a material adverse effect on the price of Crude Oil and the return on an investment in the notes.

Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The market value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor.  For example, the market value of the notes will be affected by changes in the level of interest rates, the time to maturity of the notes (and any associated “time premium”) and the credit ratings of Lehman Brothers Holdings Inc.  In addition, the market value of the notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the notes given a change in that specific factor, assuming all other conditions remain constant).

The price of Crude Oil will affect the market value of the notes. It is expected that the market value of the notes will depend primarily on where the Crude Oil Price is trading relative to the Crude Oil Strike and the Upper Barrier.  If you choose to sell your notes when the Crude Oil Price is trading at a level above either the Upper Barrier or the Crude Oil Strike, or when the market perceives an increased risk of this occurring, the trading price of the notes may be adversely affected, and you may receive substantially less than the principal amount of the notes sold.

Suspension or disruptions of market trading in the commodity markets may adversely affect the value of the notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the price of Crude Oil and, therefore, the value of your notes.

Changes in the volatility of Crude Oil and the Crude Oil Contract are expected to affect the market value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. Both increase and decreases in the volatility of Crude Oil or the Crude Oil Contract may adversely affect the market value of the notes.  The volatility of Crude Oil and the Crude Oil Contract is affected by a variety of factors, including weather, governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in Crude Oil and futures contracts, including the Crude Oil Contract.

Active trading in crude oil options, futures contracts, options on futures contracts and underlying commodities may adversely affect the value of the notes.  Lehman Brothers Commodity Services Inc. and certain other affiliates of Lehman Brothers Holdings Inc. actively trade the Crude Oil Contract, Crude Oil and various commodities derived from crude oil on a spot and forward basis and other contracts and products in or related to crude oil and such related commodities (including futures contracts, options on futures contracts and options and swaps on the underlying commodities).  Lehman Brothers Holdings Inc., Lehman Brothers Inc., Lehman Brothers Commodity Services Inc. or their affiliates may also issue or underwrite other financial instruments with returns indexed to the prices of Crude Oil or futures contracts on Crude Oil and derivative commodities. These trading and underwriting activities by Lehman Brothers Holdings Inc., Lehman Brothers Inc., Lehman Brothers Commodity Services Inc. or their affiliates, or by unaffiliated third parties, could adversely affect the value of the Crude Oil Contract, which could in turn affect the return on and the value of the notes.

Membership on NYMEX.  Lehman Brothers Commodity Services Inc. is a member of NYMEX and, from time to time, employees of Lehman Brothers Commodity Services Inc. may serve on the NYMEX settlement committee and other committees. These activities could affect the settlement price of the Crude Oil Contract.

The inclusion in the original issue price of the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing this hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

Suspension or disruption of market trading in the Crude Oil Contract, Crude Oil or other futures contracts on Crude Oil, including the front-month contract traded on the Relevant Exchange, and certain other events may require a postponement in the Valuation Date for the notes, and may adversely affect the value of the notes.

Certain events, including events involving the suspension or disruption of market trading in the Crude Oil Contract or Crude Oil, constitute Disruption Events under the terms of the notes.  For further information on these events, see “Disruption Events” above.  To the extent any of these events occurs and remains in effect on the scheduled Valuation Date for the notes, the Valuation Date may be postponed until the Disruption Event ceases to be in effect or, if the Disruption Event remains in effect for three scheduled Exchange Business Days after the scheduled Valuation Date, the Final Crude Oil Price will be determined by the Calculation Agent in its sole discretion based on the latest available quotation for the settlement price of the Crude Oil Contract and any other information that in good faith it deems relevant.  In the event the scheduled Valuation Date is postponed, the Final Crude Oil Price may be higher and, to the extent that Crude OilREF has remained above the Upper Barrier during the Observation Period, could result in the Principal Adjustment Amount being higher, than what you may have anticipated based on the last available closing price of the Crude Oil Contract as of the scheduled Valuation Date..

Lack of regulation by the CFTC.

The notes are debt securities that are direct obligations of Lehman Brothers Holdings Inc. The net proceeds to be received by Lehman Brothers Holdings Inc. from the sale of the notes will not be used to purchase or sell Crude Oil Contracts on the Relevant Exchange for the benefit of holders of the notes. The notes are not themselves Crude Oil Contracts, and an investment in the notes does not constitute either an investment in Crude Oil Contracts or in a collective investment vehicle that trades in Crude Oil Contracts or Crude Oil.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, Lehman Brothers Holdings Inc. will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

The notes do not constitute investments by you in futures contracts traded on regulated futures exchanges.  Accordingly, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

You must rely on your own evaluation of the merits of an investment linked to Crude Oil.

In the ordinary course of their businesses, affiliates of Lehman Brothers Holdings Inc. may from time to time express views on expected movements in the price of Crude Oil. These views are sometimes communicated to clients who participate in Crude Oil or natural resource markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in Crude Oil or natural resource markets may at any time have significantly different views from those of Lehman Brothers Holdings Inc. or its affiliates.  In connection with your purchase of the notes, you should investigate Crude Oil or natural resource markets and not rely on views which may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future Crude Oil price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to Crude Oil. Neither the offering of the notes nor any views which may from time to time be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future Crude Oil price movements constitutes a recommendation as to the merits of an investment in your notes.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as financial contracts, as described under “Supplemental United States Federal Income Tax Consequences—Financial Contracts” in the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I.  In the case of Non-U.S. holders, Lehman Brothers Holdings Inc. intends to withhold in an amount equal to 30% of the Fixed Return.  Alternative characterizations are possible which could affect amount, character and timing of income.  The notes are subject to complex tax rules and investors should consult their own tax advisors regarding the tax treatment of the notes.

Information on the Crude Oil Contract

The Futures Markets

An exchange-traded futures contract, such as the Crude Oil Contract, provides for the future purchase and sale of a specified type and quantity of a commodity. The contract provides for a specified settlement month in which the commodity is to be delivered by the seller. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date.

Futures contracts are traded on organized exchanges such as NYMEX, known as “contract markets”, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house.  The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction.  U.S. futures markets, as well as brokers and market participants, are subject to regulation by the CFTC.  Because the notes do not constitute futures contracts or commodity options subject to the Commodity Exchange Act, noteholders will not benefit from the aforementioned clearing house guarantees or the regulatory protections of the CFTC.

The Crude Oil Contract

Whether or not the Principal Adjustment Amount is applied at maturity, and the amount of that Principal Adjustment Amount (if any), will be determined by reference to the price of the Crude Oil Contract traded on NYMEX. We have derived all information regarding the Crude Oil Contract and NYMEX from publicly available sources. Such information reflects the policies of, and is subject to change without notice by, NYMEX. We make no representation or warranty as to the accuracy or completeness of such information.

The Crude Oil Contract trades in units of 1,000 barrels and the delivery point is Cushing, Oklahoma. The Crude Oil Contract provides for delivery of several grades of domestic and internationally traded foreign crude oils. It may be settled by delivery of West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet or South Texas Sweet.

A “first nearby month” contract is the contract next scheduled for settlement. For example, as of June 13, 2007, the front-month light, sweet crude oil futures contract is the July 2007 futures contract, which is a contract for delivery of light, sweet crude oil in July 2007.

The following summarizes selected specifications relating to the Crude Oil Contract as traded on the NYMEX:

Trading Unit:  1,000 U.S. barrels (42,000 gallons)

Price Quotation:  U.S. dollars and cents per barrel

Minimum Price Fluctuation:  $.01 per barrel ($10.00 per contract)

Maximum Daily Price Fluctuation: $10.00 per barrel ($10,000 per contract). If any contract is traded, bid, or offered at the limit for five minutes, trading is halted for five minutes. When trading resumes, the limit is expanded by $10.00 per barrel in either direction. If another halt were triggered, the market would continue to be expanded by $10.00 per barrel in either direction after each successive five-minute trading halt. There is no maximum price fluctuation limit during any one trading session.

Last Trading Day: Trading terminates at the close of business on the third business day prior to the 25th calendar day of the month preceding the delivery month. If the 25th calendar day of the month is a non-business day, trading shall cease on the third business day prior to the business day preceding the 25th calendar day. For example, trading for the July 2007 futures contract, which is a contract for delivery of light, sweet crude oil in July 2007, is scheduled to end on June 20, 2007.

Deliverable Grades: Specific domestic crudes with 0.42% sulfur by weight or less, not less than 37(degree) API gravity nor more than 42(degree) API gravity. The following domestic crude streams are deliverable: West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet, South Texas Sweet. Specific foreign crudes of not less than 34(degree) API nor more than 42(degree) API. The following foreign streams are deliverable: U.K. Brent and Forties, for which the seller shall receive a $.30 per barrel discount below the final settlement price; Norwegian Oseberg Blend is delivered at a $.55-per-barrel discount; Nigerian Bonny Light, Qua Iboe, and Colombian Cusiana are delivered at $.15 premiums.

Historical Prices

The following chart shows the daily closing price of the Crude Oil Contract on NYMEX from June 7, 2002 through June 8, 2007 using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of these prices.  The historical data on the Crude Oil Price is not necessarily indicative of the future performance of the Crude Oil Price or the Crude Oil Contract during the term of the notes, whether or not Crude OilREF will trade at or above the Upper Barrier, the Final Crude Oil Price or what the value of the notes may be.  Fluctuations in Crude Oil Contract prices make it difficult to predict whether whether or not Crude OilREF will trade at or above the Upper Barrier or whether the Principal Adjustment Amount will be applied at maturity (or whether that Principal Adjustment Amount will be positive and therefore result in a loss of principal).  Historical fluctuations in Crude Oil Contract prices may be greater or lesser than fluctuations in the Crude Oil Contract price experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Examples

If Crude OilREF is less than the Upper Barrier on each Exchange Business Day during the Observation Period, the Principal Adjustment Amount will not be applicable, and the Redemption Amount at maturity will equal the principal amount of the notes plus the Fixed Return of [2.5]%, rounded to the nearest whole cent, regardless of the level of the Final Crude Oil Price relative to the Crude Oil Strike.  If, however, Crude OilREF equals or is greater than the Upper Barrier on any Exchange Business Day during the Observation Period, the Redemption Amount on the notes will equal the principal amount you hold plus the Fixed Return minus the Principal Adjustment Amount, which Principal Adjustment Amount may be positive, and will in no event be less than zero.  If Crude OilREF is equal to or greater than the Upper Barrier on any Exchange Business Day during the Observation Period and the Final Crude Oil Price is greater than the Crude Oil Strike, the Principal Adjustment Amount will be a positive amount equal to the principal amount of the notes times the percentage appreciation in the Final Crude Oil Price relative to the Crude Oil Strike.  To the extent that the positive Principal Adjustment Amount more than offsets the Fixed Return (i.e., the Principal Adjustment Amount is more than [2.5]%), the Redemption Amount will be less than, and potentially substantially less than, the principal amount of the notes.  If, however, the Final Crude Oil Price is less than or equal to the Crude Oil Strike (because the Final Crude Oil Price depreciated substantially as of or subsequent to the day on which Crude OilREF equalled or was greater than the Upper Barrier), the Principal Adjustment Amount will be zero.

The table below illustrates the hypothetical Redemption Amount at maturity (including the payment of the Fixed Return and the application of the Principal Adjustment Amount, if any) per $1,000 in principal amount of notes, based on the hypothetical Crude Oil Strike of $66.000 and the hypothetical Upper Barrier of $82.500 (each as will be determined on the Trade Date), as well as hypothetical trading ranges for Crude OilREF during the Observation Period and, based on such hypothetical trading ranges, whether Crude OilREF was equal to or greater than the Upper Barrier.  The table below also assumes a hypothetical range of performance for the Crude Oil Return from –15% to +50%.  The following results are based solely on the hypothetical examples cited; the trading ranges for Crude OilREF, whether or not Crude OilREF remains below the Upper Barrier during the Observation Period, and the Final Crude Oil Price have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the Crude Oil Price.  Numbers in the table below have been rounded for ease of analysis.

Low / High Crude OilREF during the Observation Period	Was Crude OilREF Equal To or Greater Than Upper Barrier during Observation Period?	Final Crude Oil Price (on the Valuation Date)	Crude Oil Return	Principal Adjustment Amount		Fixed Return		Principal		Redemption Amount

$53 / $79	No	$56.10	–15%	N/A	+	$25.00	+	$1,000	=	$1,025.00
$56 / $81	No	$59.40	–10%	N/A	+	$25.00	+	$1,000	=	$1,025.00
$59 / $76	No	$62.70	–5%	N/A	+	$25.00	+	$1,000	=	$1,025.00
$63 / $71	No	$66.00	0%	N/A	+	$25.00	+	$1,000	=	$1,025.00
$66 / $78	No	$69.30	5%	N/A	+	$25.00	+	$1,000	=	$1,025.00
$69 / $80	No	$72.60	10%	N/A	+	$25.00	+	$1,000	=	$1,025.00
$73 / $79	No	$75.90	15%	N/A	+	$25.00	+	$1,000	=	$1,025.00
$76 / $83	No	$79.20	20%	N/A	+	$25.00	+	$1,000	=	$1,025.00
$53 / $86	Yes	$56.10	–15%	$0.0	+	$25.00	+	$1,000	=	$1,025.00
$56 / $84	Yes	$59.40	–10%	$0.0	+	$25.00	+	$1,000	=	$1,025.00
$63 / $89	Yes	$66.00	0%	$0.0	+	$25.00	+	$1,000	=	$1,025.00
$66 / $87	Yes	$69.30	5%	–$50.0	+	$25.00	+	$1,000	=	$975.00
$69 / $87	Yes	$72.60	10%	–$100.0	+	$25.00	+	$1,000	=	$925.00
$76 / $85	Yes	$79.20	20%	–$200.0	+	$25.00	+	$1,000	=	$825.00
$78 / $89	Yes	$85.80	30%	–$300.0	+	$25.00	+	$1,000	=	$725.00
$68 / $96	Yes	$92.40	40%	–$400.0	+	$25.00	+	$1,000	=	$625.00
$73 / $102	Yes	$99.00	50%	–$500.0	+	$25.00	+	$1,000	=	$525.00

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: Crude OilREF remained below the Upper Barrier throughout the Observation Period and the Final Crude Oil Price is 20% less than the Crude Oil Strike. Because Crude OilREF did not exceed the Upper Barrier throughout the Observation Period, the Principal Adjustment Amount is not applicable, and the Redemption

Amount at maturity is equal to the principal amount of the notes plus the Fixed Return, or $1,025.00 per $1,000 principal amount of notes, irrespective of the fact that the Final Crude Oil Price depreciated relative to the Crude Oil Strike.

Example 2: Crude OilREF remained below the Upper Barrier throughout the Observation Period and the Final Crude Oil Price is 15% higher than the Crude Oil Strike. Because Crude OilREF did not exceed the Upper Barrier throughout the Observation Period, the Principal Adjustment Amount is not applicable, and the Redemption Amount at maturity is equal to the principal amount of the notes plus the Fixed Return, or $1,025.00 per $1,000 principal amount of notes, irrespective of the fact that the Final Crude Oil Price appreciated relative to the Crude Oil Strike.

Example 3: Crude OilREF was greater than the Upper Barrier during the Observation Period and the Final Crude Oil Price is 40% higher than the Crude Oil Strike. Because Crude OilREF was above the Upper Barrier on at least one Exchange Business Day during the Observation Period, the Principal Adjustment Amount is applied on the Maturity Date. In this case, the appreciation in the Final Crude Oil Price relative to the Crude Oil Strike results in a Crude Oil Return of 40%. Based on this Crude Oil Return, the Principal Adjustment Amount is equal to $400 per $1,000 principal amount of notes and, when subtracted from the principal amount of notes and the Fixed Return, results in a Redemption Amount at maturity of $625.00 per $1,000 principal amount of notes — a loss of $375.00 of principal — calculated as follows:

Redemption Amount = $1,000 +$25.00 – [$1,000 * {(92.400 – 66.000)/66.000}] = $625.00

Example 4: Crude OilREF was greater than the Upper Barrier during the Observation Period and the Final Crude Oil Price is 20% lower than the Crude Oil Strike. Because Crude OilREF was above the Upper Barrier on at least one Exchange Business Day during the Observation Period, the Principal Adjustment Amount is applied on the Maturity Date. In this case, the depreciation in the Final Crude Oil Price relative to the Crude Oil Strike results in a Crude Oil Return of –20%, and because the Principal Adjustment Amount is equal to the principal amount of the notes times the greater of the Crude Oil Return and 0%, the Principal Adjustment Amount is zero. The Redemption Amount at maturity is therefore equal to the principal amount of the notes plus the Fixed Return, or $1,025.00 per $1,000 principal amount of notes.

Example 5: Crude OilREF was greater than the Upper Barrier during the Observation Period and the Final Crude Oil Price is 5% higher than the Crude Oil Strike. Because Crude OilREF was greater than the Upper Barrier on at least one Exchange Business Day during the Observation Period, the Principal Adjustment Amount is applied on the Maturity Date. In this case, the appreciation in the Final Crude Oil Price relative to the Crude Oil Strike results in a Crude Oil Return of 5%. Based on this Crude Oil Return, the Principal Adjustment Amount is equal to $50 per $1,000 principal amount of notes and, when subtracted from the principal amount of the notes and the Fixed Return, results in a Redemption Amount at maturity of $975.00 per $1,000 principal amount of notes — a loss of $25.00 of principal — calculated as follows:

Redemption Amount = $1,000 +$25.00 – [$1,000 * {(69.300 – 66.000))/ 66.000] = $975.00